Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

November 22, 2021

Ms. Anu Dubey Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Palmer Square Opportunistic Income Fund (the “Fund” or “Registrant”); SEC File Nos. 333-196094 and 811-22969; Post-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-2 (“Amendment No. 8”)

Dear Ms. Dubey:

This letter responds to comments you provided in a telephonic conversation with me on Tuesday, October 26, 2021, with respect to Amendment No. 8. Amendment No. 8 was filed on September 29, 2021 and included disclosure with respect to the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 8.

Summaries of the comments and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 8. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 8.

Prospectus

1.	Comment: On the cover page, the second paragraph of the “Investment Strategy” discussion notes the Fund may invest in securities of foreign issuers. If the Fund may invest in emerging market issuers as part of its principal investment strategy, please clarify in the “Investment Strategy” discussion and also add corresponding risk disclosure.

Response: The Fund confirms it does not intend to invest in emerging market issuers as part of its principal investment strategy.

Morgan, Lewis & Bockius llp 1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

2.	Comment: If the Fund intends to rely on Rule 30e-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), please add the disclosure required by Item 1(1)(l) of Form N-2.

Response: The Fund relies on Rule 30e-3 but has not added the requested disclosure. The “Optional Internet Availability of Investment Company Shareholder Reports” adopting release notes that “funds intending to rely on rule 30e-3 prior to January 1, 2022 include prominent disclosures on the cover page or beginning of their summary prospectuses; on the front cover page of their statutory prospectuses; and on the front cover page or beginning of their annual and semi-annual reports, for two years during the three-year period between January 1, 2019 and December 31, 2021” (emphasis added). The Fund included the required disclosure on the cover pages of its statutory prospectuses and annual and semi-annual reports filed during calendar years 2019 and 2020, and, therefore, met the “two years during the three-year period between January 1, 2019 and December 31, 2021” requirement.

3.	Comment: On the cover page, the second paragraph of the “Investment Strategy” discussion notes the Fund may invest in “other fixed, floating or variable interest rate securities.” Please identify the types of other fixed, floating or variable interest rate securities in which the Fund may invest as part of its principal investment strategies and also add corresponding risk disclosure.

Response: The Fund has removed the disclosure stating that the Fund may invest in “other fixed, floating or variable interest rate securities” as part of its principal strategies.

4.	Comment: With respect to the “Leverage” discussion in the “Summary” section:

a.	Please disclose that the SPV complies with the 1940 Act provisions governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Fund.

Response: The Fund has added the following to the last paragraph of the “Borrowing and Leverage” discussion in the SAI:

The SPV will comply with Section 8 of the 1940 Act governing investment policies and Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with the Fund.

b.	Please disclose that any investment advisor to the SPV complies with the 1940 Act provisions relating to advisory contracts (Section 15) as an investment advisor to the Fund under Section 2(a)(20) of the 1940 Act.

Response: The Fund confirms the Advisor, as sole investment advisor to the SPV, complies with the 1940 Act provisions relating to advisory contracts set forth in Section 15 as investment advisor to the Fund within the meaning of Section 2(a)(20) of the 1940 Act. The Fund does not believe that any disclosure revision is necessary in response to this Comment.

c.	Please confirm the Fund will file as an exhibit to the registration statement any advisory agreement between the SPV and its investment advisor, as the staff considers this a material contract.

Response: The Fund will file the advisory agreement between the SPV and the Advisor as an exhibit to the registration statement.

d.	Please disclose any of the SPV’s principal strategies or risks that are not principal strategies or risks of the Fund.

Response: The Fund confirms the SPV does not have principal strategies or risks that are not principal strategies or risks of the Fund.

e.	Please confirm in the response letter that the financial statements of the SPV will be consolidated with those of the Fund.

Response: The Fund confirms the financial statements of the SPV will be consolidated with those of the Fund.

f.	Please confirm in the response letter that (i) the SPV’s management fee will be included in the management fee line item of the fee table and (ii) the SPV’s expenses will be included in the other expenses line item of the fee table.

Response: The Fund confirms the SPV does not pay any management fee to the Advisor, and thus the management fee line item of the fee table will reflect only the management fee paid by the Fund to the Advisor. The Fund further confirms the SPV’s expenses will be included in the other expenses line item of the fee table.

g.	Please confirm in the response letter that the SPV and its board will agree to Staff inspection of the SPV’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rule thereunder.

Response: The SPV and its board agree to Staff inspection of the SPV’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rule thereunder.

h.	Please confirm in the response letter that if the SPV is not domiciled in the United States, the SPV and its board will designate an agent for process in the United States.

Response: The Fund confirms the SPV is a Delaware Limited Liability Company domiciled in the United States.

5.	Comment: Please revise the heading “Risk Factors” in the “Summary” section to “Principal Risk Factors.”

Response: The Fund has made the requested revision.

6.	Comment: With respect to the “Mortgage-Backed and Asset-Backed Securities Risk” discussion in the “Summary” section, if the Fund intends to invest in junior and/or equity tranches of mortgage-backed or asset-backed securities as part of its principal investment strategies, please clarify this in the “Investment Strategies” discussion.

Response: The Fund has revised the “Investment Strategies” discussion to note the Fund may invest in various classes/tranches of collateralized debt obligations and other similar types of asset-backed and mortgage-backed securities.

7.	Comment: The Staff notes the inclusion of “Portfolio Turnover Risk” in the “Summary” section. If the Fund engages in active and frequent trading as part of its principal investment strategies, please clarify this in the “Investment Strategies” discussion.

Response: The following sentence has been added to the “Investment Strategies” discussion: “The Fund’s investment strategy may involve active and frequent trading of portfolio securities.”

8.	Comment: In the fee table included in the “Summary of Fees and Expenses” section, if Total Annual Fund Operating Expenses are equal to or below the contractual expense limitation, please move the disclosure in footnote three out of the fee table. If Total Annual Fund Operating Expenses are above the contractual expense limitation, please add two line items after Total Annual Fund Operating Expenses, one showing the amount of waiver and another showing the total operating expenses after waiver. Please also confirm the waiver agreement is filed as an exhibit to the registration statement.

Response: The Registrant confirms that if Total Annual Fund Operating Expenses are equal to or below the contractual expense limitation, the disclosure in footnote three will be moved out of the fee table. Alternatively, if Total Annual Fund Operating Expenses are above the contractual expense limitation, two line items will be added after Total Annual Fund Operating Expenses, one showing the amount of waiver and another showing the total operating expenses after waiver. The Fund further confirms the waiver agreement is filed as an exhibit to the registration statement.

9.	Comment: If the Fund may invest in contingent convertible bonds (CoCos) as part of its principal investment strategies, please clarify this in the “Investment Strategies” discussion and also add corresponding risk disclosure.

Response: The Fund confirms it does not invest in CoCos as part of its principal investment strategies.

10.	Comment: In the “Portfolio Managers” discussion in both the prospectus and SAI, please include disclosure noting when Taylor Moore began managing the Fund.

Response: The disclosure has been updated to note that Mr. Moore began managing the Fund in December 2019.

11.	Comment: The second paragraph of the “Determination of Repurchase Price and Payment for Shares” discussion notes that although the Fund does not currently charge a repurchase fee, it may charge a repurchase fee of up to 2.00%. Please disclose how shareholders will be notified if the Fund begins charging a repurchase fee.

Response: The Fund has added disclosure to the “Determination of Repurchase Price and Payment for Shares” discussion noting that if the Fund begins charging a repurchase fee, the details of the repurchase fee will be included in the repurchase offer notification that is sent to shareholders in advance of each repurchase request deadline and provides instructions for tendering shares. The Fund notes the repurchase offer notification currently includes the following sentence: “The Fund does not currently charge a repurchase fee.” This sentence would be updated if the Fund were to charge a repurchase fee with respect to any particular repurchase offer.

12.	Comment: In the “Distributions; Automatic Reinvestment Plan” discussion, please disclose the tax consequences of participation in the automatic reinvestment plan, per Item 10(1)(e)(5) of Form N-2.

Response: The Fund notes the following statement is currently included in the “Tax Matters” discussion in the “Summary” section: “The Fund’s distributions will generally be taxable to shareholders whether or not they are reinvested in additional Shares of the Fund.” The Fund has also added this sentence to the “Distributions; Automatic Reinvestment Plan” discussion.

Statement of Additional Information

13.	Comment: On the front cover and in the “Financial Statements” section, please include hyperlinks to the Fund’s annual report to shareholders for the fiscal year ended July 31, 2021, per Rule 0-4(d) under the 1940 Act.

Response: The Fund will include the appropriate hyperlinks.

14.	Comment: In the “Borrowing and Leverage” discussion, please remove the word generally from the following sentence:

Compliance with the Fund’s investment restrictions also generally will be measured on an aggregate basis in respect of the Fund’s and the SPV’s portfolios, and the SPV will comply with the 1940 Act provisions governing affiliate transactions and custody of assets.

Response: The Fund has removed the word “generally” from the noted sentence.

Part C and Exhibits

15.	Comment: Please confirm all applicable undertakings required by Item 34 of Form N-2 are included in Part C.

Response: The Fund has reviewed the undertakings required by Item 34 of Form N-2 and made any necessary revisions.

16.	Comment: With respect to the Trust’s Declaration of Trust, please describe the following in the Fund’s prospectus:

a.	The exclusive Delaware state court jurisdiction provision in Section 10.7 and corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient or less favorable forum). Please also state that the provision does not apply to claims under federal securities laws.

b.	The pre-suit demand requirement for a shareholder to bring a derivative action in Section 7.1.

c.	That per Section 10.7(v), shareholders waive any and all right to trial by jury in any claim, suit, action or proceeding arising out of or relating in any way to the Trust or its business and affairs, the Delaware Statutory Trust Act, the Trust’s Declaration of Trust or the Trust’s Bylaws.

Response: The Fund has added the following to the “Description of the Trust” discussion in the SAI:

The Declaration of Trust establishes a process pursuant to which a shareholder may bring a derivative action on behalf of the Fund, certain aspects of which are discussed here. In particular, a shareholder may bring a derivative action on behalf of the Fund only if the following conditions are met: (i) the shareholder must make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed (the Declaration of Trust further specifies the only circumstances under which a demand on the Trustees is not likely to succeed and therefore would be excused); and (ii) unless a demand is not required under (i), the Trustees must be afforded a reasonable amount of time (in any case, not less than 90 days) to consider such shareholder request and to investigate the basis of such claim.

The Declaration of Trust further provides that, to the fullest extent permitted by law, any claims, suits, actions or proceedings arising out of or relating in any way to the Fund or its business and affairs, the Delaware Statutory Trust Act, the Declaration of Trust or the Bylaws or asserting a claim governed by the internal affairs (or similar) doctrine shall be exclusively brought, unless the Fund, in its sole discretion, consents in writing to an alternative forum, in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction. Such court may be less convenient and/or less favorable for a shareholder than one or more other courts. The Declaration of Trust also provides that to the fullest extent permitted by law, a shareholder waives any and all rights to a trial by jury in such claim, suit, action or proceeding.

No provision of the Declaration of Trust shall be eﬀective to require a waiver of compliance with any provision of, or restrict any shareholder rights granted by, the Securities Act, the Securities Exchange Act of 1934, as amended, or the 1940 Act, or of any valid rule, regulation or order of the Commission thereunder.

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Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Scott Betz Chris Menconi